SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*


                              Polyphase Corporation
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    731791109
                         -------------------------------
                                 (CUSIP Number)

  John E. McConnaughy, Jr., 1011 High Ridge Road, Stamford, Connecticut. 06905
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: if a paper filing is being made, six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  73179-11-00                                         Page 2 of 6 Pages


================================================================================
  1     NAME OF REPORTING PERSON
        John E. McConnaughy, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
================================================================================
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [  ]
                                                                        (b) [  ]
================================================================================
  3     SEC USE ONLY
================================================================================
 4      SOURCE OF FUNDS*
        PF
================================================================================
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)    [  ]
================================================================================
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
================================================================================
                            7     SOLE VOTING POWER
        NUMBER OF                 1,468,900 shares of Common Stock
         SHARES             ====================================================
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY                 None
        REPORTING           ====================================================
       PERSON WITH          9     SOLE DISPOSITIVE POWER
                                  1,468,900 shares of Common Stock
                            ====================================================
                            10    SHARED DISPOSITIVE POWER
                                  None
================================================================================
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,468,900 shares of Common Stock
================================================================================
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11 EXCLUDES CERTAIN SHARES*[  ]
================================================================================
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.82%
================================================================================
14      TYPE OF REPORTING PERSON*
        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  73179-11-00                                         Page 3 of 6 Pages


Item 1.  Security and Issuer.

The title and class of equity securities to which this statement relates are:

                  Common Stock, $0.01 par value.

The name, address and the principal executive offices of the issuer of such securities are:

                  Polyphase Corporation
                  4800 Broadway
                  Suite A
                  Addison, Texas 75001

Item 2.  Identity and Background.

       (a) The name of the reporting person is John E. McConnaughy, Jr.

       (b) Mr. McConnaughy's address is:

                  c/o JEMC Corp.
                  1011 High Ridge Road
                  Stamford, Connecticut 06905.

       (c) Mr. McConnaughy is a private investor.

       (d) During the last five years Mr. McConnaughy has not been convicted in a criminal proceeding.

       (e) During the last five years Mr. McConnaughy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. McConnaughy is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. McConnaughy purchased an aggregate of 1,468,900 shares of the issuer's Common Stock for an aggregate price of $550,646.81, including commissions, as set forth in the following table:

         Date of         Number            Price                    Gross
         Purchase      of Shares        Per Share (1)         Purchase Price (2)
         --------      ---------        -------------         ------------------
         12/09/98       172,900          $  0.3125              $ 57,578.87
         12/18/98        12,300             0.3125                 4,154.25
         12/21/98        14,800             0.3125                 4,998.00
         12/22/98        21,000             0.3125                 7,090.50
         12/23/98        14,900             0.3125                 5,031.75
         12/24/98       137,000             0.3125                46,240.25
         12/28/98        90,800             0.3125                30,648.00
         12/29/98         4,400             0.3125                 1,488.00

CUSIP No.  73179-11-00                                         Page 4 of 6 Pages

         Date of         Number          Price                  Gross
         Purchase      of Shares       Per Share (1)      Purchase Price (2)
         --------      ---------      -------------       ------------------
         12/30/98         81,100         0.3125              $ 27,374.25
         12/31/98         18,900         0.3125                 6,381.75
         1/25/99          30,000         0.3750                11,566.65
         2/01/99          21,700         0.3750                 8,796.50
         2/02/99          48,300         0.3750                19,568.50
         2/03/99           3,600         0.3750                 1,466.00
         2/04/99           3,800         0.3750                 1,547.00
         2/05/99             200         0.3750                    89.00
         2/08/99             100         0.3750                    48.50
         2/10/99             800         0.3750                   332.00
         2/11/99           7,900         0.3750                 3,207.50
         2/12/99          23,900         0.3750                 9,687.50
         2/17/99          59,700         0.3750                24,186.50
         2/25/99           2,600         0.3125                   885.50
         3/01/99         100,000         0.3750                40,508.00
         3/02/99         102,600         0.3750                41,561.00
         3/03/99           7,400         0.3750                 3,005.00
         3/04/99          14,500         0.3750                 5,880.50
         3/05/99             500         0.3750                   210.50
         3/08/99             600         0.3750                   251.00
         3/09/99           1,000         0.3750                   413.00
         3/10/99           1,500         0.3750                   615.50
         3/29/99           9,900         0.3125                 3,398.75
         3/30/99           3,100         0.3125                 1,069.75
         3/31/99           5,200         0.3125                 1.789.00
         4/01/99             300         0.3125                   110.75
         4/05/99          16,400         0.3125                 5,625.00
         4/06/99           4,000         0.3125                 1,378.00
         4/07/99           5,000         0.3125                 1,720.00
         4/08/99           3,600         0.3125                 1,241.00
         4/09/99          70,000         0.3750                28,358.00
         4/13/99           5,900         0.3750                 2,397.50
         4/14/99          17,600         0.3750                 7,136.00
         4/15/99           4,500         0.3750                 1,830.00
         4/16/99           1,000         0.3750                   413.00
         4/20/99           1,000         0.3750                   413.00
         4/21/99           1,200         0.3750                   494.00
         4/22/99             200         0.3750                    89.00
         4/23/99           2,500         0.3750                 1,020.50
         4/27/99             800         0.3750                   332.00
         4/28/99             700         0.3750                   333.50
         4/29/99         317,200         0.3750                  128,474

------------------------
(1) These prices exclude commissions.

(2) These prices include commissions.

The source of the funds for Mr. McConnaughy's purchases was personal funds, none of which is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, or by a loan from a bank in the ordinary course of business.

CUSIP No.  73179-11-00                                         Page 5 of 6 Pages

Item 4.  Purpose of Transaction.

Mr. McConnaughy acquired the subject securities for purposes of investment and future sale. He has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then current business conditions of the issuer and the economy in general;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the current board of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that he may seek to become a director;

(e) Any material change in the current capitalization or dividend policy of the issuer;

(f)  Any material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. McConnaughy owns 1,468,900 shares of the issuer's Common Stock which currently represent 8.82% of the outstanding shares of such Stock.

(b) Mr. McConnaughy has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.

(c) No purchases or sales of the Common Stock have been made by Mr. McConnaughy within the past 60 days except as set forth herein.

CUSIP No.  73179-11-00                                         Page 6 of 6 Pages

(d) No person other than Mr. McConnaughy has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,468,900 shares of Common Stock which he owns.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. McConnaughy is not a party to contracts, agreements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.



Dated: May 3, 1999


s/JOHN E. MCCONNAUGHY, JR.
  --------------------------
  John E. McConnaughy, Jr.